T. Rowe Price High Yield Fund, Inc.

T. Rowe Price High Yield Fund

If a holding is split rated (i.e., rated investment grade by at least one rating agency and below investment grade by another rating agency), the lower rating will be used for purposes of the fund's 80% investment policy.